EXHIBIT 99.3
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                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

                    ABITIBI-CONSOLIDATED ANNOUNCES Q3 RESULTS

  Proceeds with newsprint capacity closures and idling totalling 434,000 tonnes

NOTE: EFFECTIVE WITH THE THIRD QUARTER OF 2005, THE INFORMATION PERTAINING TO PANASIA WILL NO LONGER BE PROPORTIONALLY INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS BUT PRESENTED AS DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE.

MONTREAL, OCTOBER 26, 2005 - Abitibi-Consolidated Inc. reported third quarter net earnings today of $99 million, or 23 cents a share. This compares to net earnings of $182 million, or 41 cents a share, recorded in the third quarter of 2004. Included in the quarter's results were the following principal after-tax items: a gain of $168 million on the translation of foreign currencies, namely the Company's US dollar-denominated debt, offset by $16 million in asset write downs and $12 million in mill closure elements.

Although not a GAAP measure, the result before the impact of the specific items was a third quarter loss of $40 million, or 9 cents per share. This compares to a loss of $15 million, or 3 cents a share, in the third quarter of 2004. (see Table 2 of MD&A)

On a pro forma basis, taking into account the proposed use of funds from the sale of PanAsia to reduce debt, the result for the quarter would have been a loss of $31 million or 7 cents a share.

The Company posted a total operating profit of $8 million during the third quarter of 2005 with its newsprint and commercial printing papers business making positive contributions of $9 million and $1 million, respectively, while its wood products segment posted an operating loss of $2 million. This compares with an operating profit of $75 million in the same quarter of 2004. The major differences year-over-year were the negative impact of asset write downs and mill closure elements, a stronger Canadian dollar, higher manufacturing and distribution costs, offset by improved paper pricing. (see Table 1 of MD&A)

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Q3 2005 HIGHLIGHTS
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o        Sales of $1.36 billion ($1.41 billion in Q3 2004)
o        Our U.S. newsprint price up US$86/ tonne from Q3 2004 average
o        ABIOFFSETTM shipments up 13% compared with Q3 2004
o        EBITDA before specific items of $176 million ($224 million in Q3 2004)
o        Newsprint costs down $20 / tonne sequentially from Q2 2005
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IN-DEPTH OPERATIONS REVIEW: IMPLEMENTATION PHASE

"The goal of the in-depth review is to position our mills in the best half of the cost curve," said John Weaver, President and CEO. "Only low costs combined with adequate sales margins can ensure the future of any mill. Without a solution to achieve these goals, we must ultimately close the operation."


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NEWFOUNDLAND. From the outset of the operations review, our preferred path forward for operations in Newfoundland included two profitable paper machines at two locations. At the end of the second quarter of 2005, a solution could not be found to resolve Stephenville's energy and fibre challenges. However, during the third quarter, the Company received a proposal from the provincial government that would potentially reposition the mill over the long-term. As a result, the 194,000 tonnes Stephenville mill was indefinitely idled in October rather than permanently closed and will only restart if, and when, it can be positioned to compete in the global marketplace.

KENORA, ONTARIO. This month, one machine was permanently closed, removing 90,000 tonnes of newsprint capacity. At the same time, the mill's other machine, with annual production capacity of 150,000 tonnes of newsprint, was indefinitely idled until such time as a cost solution can be finalized to profitably operate this mill with one machine. Progress has been made to design a plan to reduce Kenora's overall costs, but the continued cooperation of all stakeholders is required as we work towards a possible solution.

The permanent closure at Kenora contributed to pre-tax asset write downs in the third quarter of $23 million and mill closure elements of $18 million.

FORT WILLIAM AND NORTHWESTERN ONTARIO WOODLANDS. The Company anticipates that the marketing process with respect to its 150,000 tonne mill and the 500,000 acres of nearby timberland will conclude before year-end.

FUEL SURCHARGE TO BE IMPLEMENTED ON COMMERCIAL PRINTING PAPER ORDERS
A fuel surcharge amounting to US$10 per short ton as well as an additional price increase of US$10 per short ton will be billed beginning November 1st to the Company's Commercial Printing Papers' customers.

PANASIA
As conveyed with the announcement of the divestiture of its half of Pan Asia Paper Company, the Company plans on using the proceeds of US$600 million to reduce its long-term debt. The transaction is expected to close and the debt reduction to begin taking place in fourth quarter.

CURRENCY
Compared to the third quarter of 2004, the Canadian dollar has appreciated by 8.8% against the US dollar. The Company estimates the unfavourable impact of this appreciation on its operating results to be approximately $74 million in the third quarter of this year. After nine months of 2005, the impact is $211 million.

CAPEX
Capital expenditures during the quarter totaled $37 million and $102 million for the first nine months of 2005. As announced in early September, the Company continues to expect no more than $200 million will be spent on capex in 2005.

REVOLVING CREDIT FACILITY RENEWED
On October 3, 2005, the Company renewed its revolving credit facility into two new banking facilities. The new $700 million secured facilities mature in December 2008. One, $550 million facility is secured by certain fixed assets and the other, $150 million facility, is secured by certain working capital elements, as permitted under bond indentures. The facilities are subject to the following covenants: an interest coverage ratio of not less than 1.5 times for the life of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio is up to $500 million of non-cash asset write downs on an after-tax basis, including the $235 million already taken in December 2004.


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The interest coverage ratio was 2.1x for the twelve-month period ended September
30, 2005 and the net funded debt to capitalization ratio amounted to 64.1% at the end of September 2005, before the pro-forma impact of the recently announced sale of PanAsia. On a pro forma basis, this ratio would be 58%.

QUARTERLY CONFERENCE CALL INFORMATION
A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. Eastern. The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a leading producer of newsprint and commercial printing papers as well as a major supplier of wood products, serving 70 countries from more than 50 operating facilities. Committed to the sustainable forest management of more than 40 million acres through third-party certification, the Company is also the world's largest recycler of newspapers and magazines, collecting and consuming the equivalent of more than five billion newspapers every year.

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CONTACTS:

INVESTORS AND FINANCIAL MEDIA
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com

OTHERS

Denis Leclerc
Director, Corporate Affairs
(514) 394-3601
denis_leclerc@abitibiconslidated.com

FORWARD-LOOKING
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.


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